                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                              General Magic, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  370253 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Kimberly K. Hudolin, Esq.
                           General Motors Legal Staff
                            New Center One Building
                             Mail Code: 482-208-835
                           3031 West Grand Boulevard
                            Detroit, Michigan 48202
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 9, 1999
                ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP No. 370253 10 6                13D                   Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      General Motors Corporation  FEIN No. 38-0572515
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,876,484

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,876,484

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,876,484

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock") of General Magic, Inc. ("General Magic" or "Issuer") with its principal executive offices at 420 North Mary Avenue, Sunnyvale, CA 94086.

Item 2. Identify and Background

     (a) This Statement is filed by General Motors Corporation, a Delaware corporation ("General Motors" or "GM").

     (b) GM's business address is 100 Renaissance Center, Detroit, Michigan 48243-7301. The names, business addresses and principal businesses of each of the directors and executive officers of GM are set forth on Schedule I hereto and incorporated by reference herein.

     (c) General Motors is engaged in the design, manufacturing and marketing of cars, trucks, locomotives, and heavy duty transmissions and related parts and accessories, and financing and insurance operations.

     (d) During the past five years, neither GM nor, to the best of its knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither GM nor, to the best of its knowledge, any of its executive officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of GM, each of its executive officers and directors is a United States citizen, other than Nobuyuki Idei, who is a citizen of Japan, Percy N. Barnevik, who is a citizen of Sweden, and Eckhard Pfeiffer, who is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Consideration

     General Motors purchased 1,500 shares of General Magic's voting, non-redeemable Series G Convertible Preferred Stock (the "Series G Preferred") for $15,000,000, and the Warrant (as described in Item 4) for a purchase price of $1,000.00. The source of such consideration was cash on hand.

Item 4. Purpose of Transaction

     GM has invested $15,001,000 in General Magic in exchange for 1,500 shares of Series G Preferred, plus a warrant to purchase up to an additional $5 million worth of Series G Preferred (the "Warrant"). This investment in General Magic was made in connection with a development and licensing agreement for General Magic's magicTalk voice user interface platform technology.

     The Warrant is exercisable for 500 shares of Series G Preferred at a current exercise price of $10,000 per share. General Motors has agreed not to exercise the Warrant unless General Magic (a) obtains the approval of its stockholders as required by applicable rules and regulations of NASDAQ for issuance of Common Stock in excess of 19.99% of outstanding shares of Common Stock as of December 9, 1999 or (b) obtains a written opinion of outside counsel to General Magic that such approval is not required, which opinion is reasonably satisfactory to General Motors.

     Each Series G Preferred share is convertible into that number of shares of Common Stock obtained by dividing the conversion amount by the conversion price. The conversion amount equals $10,000 and the conversion price equals $1.684 per share. However, General Motors has agreed that it will not convert the shares of Series G Preferred to the extent that the shares issued upon conversion would exceed 19.99% of General Magic's Common Stock outstanding as of December 9, 1999, unless General Magic (a) obtains the approval of its stockholders as required by the applicable rules and regulations of NASDAQ for the issuance by General Magic of that portion of the shares of Series G Preferred that may not be converted without exceeding 19.99% of General Magic's outstanding shares of Common Stock as of December 9, 1999 or (b) obtains a written opinion of outside counsel to General Magic that such approval is not required, which opinion is reasonably satisfactory to General Motors.

     The terms of the Series G Preferred provide that GM may elect a member to General Magic's Board of Directors. This right terminates upon the earlier of
(i) the date upon which less than 600 shares of Series G Preferred are outstanding, (ii) the date upon which GM and its affiliates own less than a majority of the outstanding shares of Series G Preferred and (iii) the date of consummation of an acquisition of General Magic or the sale of all or substantially all of General Magic's assets. In addition, the holders of the Series G Preferred have the right to vote with the Common Stock as though part of that class and are entitled to the number of votes equal to the largest number of whole shares of Common Stock into which the Series G Preferred could be converted.

     Except as described above in this Item 4, GM does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, GM may determine to change its intent with respect to the Issuer at any time in the future. General Motors intends to vote its shares of Series G Preferred as it deems appropriate from time to time. In determining from time to time whether to sell its shares of the Series G Preferred (and in what amounts) or to retain such shares, General Motors will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to General Motors. General Motors reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or

                                    3 of 8
a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

     (a) Based on information provided to General Motors by the Issuer, there were 41,924,616 shares of Common Stock of the Issuer outstanding on December 9, 1999.

     General Motors owns Series G Preferred convertible into 8,907,363 shares of Common Stock. In addition, the Warrant is exercisable for 500 shares of Series G Preferred, which are convertible into 2,969,121 shares of Common Stock. However, GM has agreed not to convert its Series G Preferred or exercise its Warrant in excess of 19.99% of the Issuer's outstanding shares of Common Stock without (1) obtaining the approval of the Issuer's shareholders as required by applicable rules and regulations of NASDAQ or (2) obtaining a written opinion of outside counsel to General Magic that such approval is not required, which opinion is reasonably satisfactory to General Motors. Under Rule 13d-3 under the Exchange Act, General Motors may be deemed to beneficially own the shares of Common Stock that can be acquired upon conversion of the Series G Preferred.

     On a fully converted basis, as of the date of this Statement, GM may be deemed to beneficially own an aggregate of 11,876,484 shares of Common Stock, which represents approximately 22.1% of the Issuer's outstanding Common Stock.

     (b) In the event of any conversion of the Series G Preferred, GM is the entity having sole power to vote, direct the vote, dispose or direct the disposition of any Common Stock.

     (c) There have not been any transactions in the Common Stock effected by or for the account of GM or any of its executive officers or directors during the past 60 days, nor has GM converted the Series G Preferred or exercised the Warrant at any time since their respective acquisition.

     (d) GM does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series G Preferred, the Warrant or the underlying shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The following description is a summary only, and is qualified in its entirety by reference to the agreements attached as exhibits hereto.

     In addition to the contracts and agreements described in Item 4 above, General Motors has certain registration rights with respect to the Common Stock issuable upon conversion of the Series G Preferred, including those issued pursuant to the Warrant (the "Registrable Securities"), pursuant to a registration rights agreement, dated November 9, 1999 (the "Registration Rights Agreement"), between the Issuer and General Motors. Pursuant to the Registration Rights Agreement, General Motors may, at any time, demand registration of the Registrable Securities. General Magic is not required to register such shares unless the Registrable Securities sought to be registered comprise at least forty percent of all Registrable Securities then held by GM or the anticipated aggregate public offering price (after underwriting discounts and commissions) is $5,000,000. GM is entitled to two demand registrations. In addition, GM has the right to piggyback on certain registrations for public offerings of General Magic's securities.

     These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering.

     Other than the Registration Rights Agreement and the other agreements described in Item 4 or Item 5 above, there are no contracts, arrangements, understandings, or relationships between General Motors or, to the best of its knowledge, any executive officer or director of GM, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Certificate of Designations, Preferences and Rights of Series G Convertible Preferred Stock of General Magic, Inc. filed with the Delaware Secretary of State on December 7, 1999.

Exhibit 2 Warrant issued to General Motors for the Purchase of Shares of Series G Convertible Preferred Stock.

Exhibit 3 Registration Rights Agreement, dated as of November 9, 1999 by and between General Magic, Inc. and General Motors Corporation.

Exhibit 4* Letter Agreement dated as of December 9, 1999 between General Magic, Inc. and General Motors Corporation regarding limitations on the exercise of the Series G Convertible Preferred Stock and the Warrant issued to General Motors.

*To be filed by amendment.

                                    4 of 8

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GENERAL MOTORS CORPORATION


                                    By:  /s/ Thomas A. Gottschalk
                                         ------------------------
                                    Name:    Thomas A. Gottschalk
                                    Title:   Sr. Vice President and General
                                              Counsel

Date: December 17, 1999

                                    5 of 8

                                 EXHIBIT INDEX

Exhibit No.


Exhibit 1 Certificate of Designations, Preferences and Rights of Series G Convertible Preferred Stock of General Magic, Inc. filed with the Delaware Secretary of State on December 7, 1999.

Exhibit 2 Warrant issued to General Motors for the Purchase of Shares of Series G Convertible Preferred Stock.

Exhibit 3 Registration Rights Agreement, dated as of November 9, 1999 by and between General Magic, Inc. and General Motors Corporation.

Exhibit 4* Letter Agreement dated as of December 9, 1999 between General Magic, Inc. and General Motors Corporation regarding limitations on the exercise of the Series G Convertible Preferred Stock and the Warrant issued to General Motors.

* To be filed by amendment.

                                    6 of 8

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           GENERAL MOTORS CORPORATION


     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 100 Renaissance Center, Detroit, Michigan 48243-7301.

NAME AND BUSINESS                         POSITION WITH GM                    PRINCIPAL OCCUPATION, IF
ADDRESS                                                                       OTHER THAN AS EXECUTIVE
                                                                              OFFICER OF GM
Percy N. Barnevik                         Director                            Chairman, ABB Asea Brown
ABB Asea Brown Ltd.                                                           Boveri Ltd.
Affolternstasse 44
Box 8131
CH-8050 Zurich, Switzerland

John H. Bryan                             Director                            Chairman and Chief Executive
Sara Lee Corporation                                                          Officer, Sara Lee Corporation
Three First National Plaza, 46th Fl.
Chicago, Il 60602-4260

Thomas E. Everhart                        Director                            Professor Emeritus and Professor
California Institute of Technology                                            of Electrical Engineering and
1200 E. California Blvd.                                                      Applied Physics, California
Mail Code 202-31                                                              Institute of Technology
Pasadena, CA 91125

Charles T. Fischer, III                   Director

John D. Finnegan                          Executive Vice President;
                                          Chairman and President, General
                                          Motors Acceptance Corporation

George M. C. Fisher                       Director                            Chairman of the Board,
Eastman Kodak Company                                                         Eastman Kodak Company
343 State Street
Rochester, NY 14650-0229

Louis R. Hughes                           Executive Vice President; New
                                          Business Strategies

Nobuyuki Idei                             Director                            President and CEO, Sony
Sony Corporation                                                              Corporation
6-735 Kitashinagawa
Shinagawa-ku Tokyo 141-0001

Karen Katen                               Director                            President, Pfizer U.S.
Pfizer Inc.                                                                   Pharmaceuticals Group; Executive
235 East 42/nd/ Street                                                        V.P., Pfizer Pharmaceuticals
New York, NY 10017-5755                                                       Group;

                                    7 of 8

NAME AND BUSINESS                         POSITION WITH GM                    PRINCIPAL OCCUPATION, IF
ADDRESS                                                                       OTHER THAN AS EXECUTIVE
                                                                              OFFICER OF GM
J. Michael Losh                           Executive Vice President; Chief
                                          Financial Officer

J. Willard Marriott, Jr.                  Director                            Chairman and Chief Executive
Marriott International, Inc.                                                  Officer, Marriott International, Inc.
One Marriott Drive
Washington, D.C. 20058

Ann D. McLaughlin                         Director                            Chairman, The Aspen Institute
The Aspen Institute
133 New Hampshire Ave, NW
Suite 1070
Washington, D.C. 20036

Harry J. Pearce                           Vice Chairman of the Board

Eckhard Pfeiffer                          Director                            President and Chief Executive
Compaq Computer Corp.                                                         Officer, Compaq Computer
20555 S. H. 249                                                               Corporation
Houston, TX 77070

John G. Smale                             Director
The Procter & Gamble Company
P.O. Box 599
Mailbox #16
Cincinnati, OH 45201-0599

John F. Smith, Jr.                        Chairman of the Board and Chief
                                          Executive Officer

Louis W. Sullivan                         Director                            President, Morehouse School of
Morehouse School of Medicine                                                  Medicine
720 Westview Drive, S.W.
Atlanta, GA 30310-1495

G. Richard Wagoner, Jr.                   President, Chief Operating
                                          Officer and Director

Dennis Weatherstone                       Director
c/o J. P. Morgan & Co.,
Incorporated
60 Wall Street, 21/st/ Floor
New York, NY 10260

Ronald L. Zarrella                        Executive Vice President;
                                          President, GM North America

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